Exhibit 3.4

LOAN AND SECURITY AGREEMENT

BY AND BETWEEN

CAROLINA COMPLETE HEALTH NETWORK, INC.,

as Borrower,

and

CENTENE CORPORATION,

as Lender

Dated as of [_______]

i

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT (this “Agreement”) is made and entered into as of this _____ day of _______, 20__ (the “Effective Date”), by and between Centene Corporation, a Delaware corporation (“Lender”) and CAROLINA COMPLETE HEALTH NETWORK, INC., a Delaware corporation (“Borrower” and together with Lender, the “Parties” and each a “Party”).

RECITALS

WHEREAS, pursuant to the provisions of the Amended and Restated Partnership Agreement by and among Borrower, CENTENE HEALTH PLAN HOLDINGS, INC., a Delaware corporation which is a wholly-owned subsidiary of Lender (“Centene Sub”) and CAROLINA COMPLETE HEALTH HOLDING COMPANY PARTNERSHIP, a Delaware general partnership (“HoldCo”) dated as of August 29, 2017 (the “Partnership Agreement”), each of Centene Sub and Borrower have agreed to make additional contributions to the capital of HoldCo (the “Capital Contributions”) for purposes of (a) assisting HoldCo’s wholly owned subsidiary, PlanCo, in meeting and maintaining a statutory surplus at the 300% risk based capital ratio level; and (b) funding (i) operating losses incurred by PlanCo; and (ii) any additional operating, capital or other expenses of PlanCo; and

WHEREAS, in accordance with the provisions of the Partnership Agreement, (a) Borrower has requested that Lender commit to making funds available in order to provide Borrower with loans for purposes of assisting Borrower in making the Capital Contributions to HoldCo; and (b) Lender has committed to making such funds available and has agreed to make such loans to Borrower in accordance with and subject to the provisions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and mutual agreements hereinafter contained, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

AGREEMENT

ARTICLE I
DEFINITIONS AND CONSTRUCTION

Section 1.1 Definitions. Capitalized terms used and not otherwise defined herein, shall have the meanings ascribed to such terms as set forth below:

“Additional Contribution” shall have the meaning ascribed to such term in the Partnership Agreement.

“Advance” means an advance of immediately available funds by Lender to Borrower.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Approved Acquisition” means Borrower’s acquisition of the Partnership Interest in HoldCo and responding to future capital calls in respect of the Partnership Interest in HoldCo.

“Bankruptcy Code” means title 11 of the United States Code, as in effect from time to time.

“Borrower Change of Control” means any transaction or series of related transactions (including without limitation, any purchase, acquisition, sale, transfer, distribution, merger, issuance of Stock, combination, reorganization, consolidation or similar event) that would, directly or indirectly, result in (a) the sale, lease, transfer, conveyance or other disposition of all or substantially all of the assets of Borrower or NCMS; (b) NCMS ceasing to own and control, of record and beneficially, Stock representing at least fifty percent (50%) of the issued and outstanding Stock and, unless waived in writing by Lender, at least fifty percent (50%) of the voting power of the equity owners of Borrower; or (c) the issuance to and/or acquisition of Borrower’s Stock by any Person other than NCMS, an Investor or a Person qualified to hold Provider Shares pursuant to the FQHC Offering.

“Business Day” means any day that is not a Saturday, Sunday, or other day on which banks are authorized or required to close pursuant to the rules and regulations of the Federal Reserve System, or, in the case of LIBOR Rate determinations, any such day on which dealings in Dollar deposits are conducted between banks in the London interbank Eurodollar market.

“Capital Expenditures” means, with respect to any Person, expenditures of such Person that would be reflected as additions to equipment, fixed assets, real property or improvements or other capital assets on a balance sheet and/or statement of cash flows of such Person prepared in accordance with GAAP.

“Centene Indebtedness” means any and all Indebtedness of any kind owed by the NCMS Parties to Lender and/or any of its Affiliates, whether pursuant to the provisions of this Agreement, the Start-Up Loan Agreement or otherwise.

“Change of Control” means, with respect to any Entity, the occurrence of any one or more of the following events:

(a) the acquisition after the Effective Date by any Person or “group,” within the meaning of Section 13(d)(3) and 14(d)(2) of the Exchange Act (excluding, for this purpose, such Entity and its Affiliates, or any employee benefit plan of such Entity or its Affiliates which acquires beneficial ownership of voting securities of such Entity) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of the combined voting power of such Entity then outstanding voting securities entitled to vote generally in the election of directors; or

(b) the consummation of a reorganization, merger or consolidation, in each case, with respect to which Persons who were the equity owners of such Entity immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company’s then outstanding voting securities, or the liquidation or dissolution of such Entity, or the sale of all or substantially all of the assets of such Entity.

“Code” means the Missouri Uniform Commercial Code, as in effect from time to time; provided, however, that in the event that, by reason of mandatory provisions of Law, any or all of the attachment, perfection, priority, or remedies with respect to the Security Interest is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of Missouri, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority, or remedies.

“Collateral” means all of Borrower’s now owned or hereafter acquired Network Sub Services Agreement Receivables, Equity Collateral and all of the Proceeds and products, whether tangible or intangible, of such Network Sub Services Agreement Receivables and the Equity Collateral (including, without limitation, all distributions or redemption payments payable on the Equity Collateral).

“Commitment Termination Date” means the earlier of (a) the Business Day next preceding the Scheduled Maturity Date; (b) the date on which a Termination Event occurs; and (c) the date on which Lender’s obligation to make Term Loan Advances under this Agreement is terminated in accordance with Section 5.2(b).

“Contribution Notice” means a Reserve Contribution Notice or an Additional Contribution Notice; as such terms are defined in the Partnership Agreement.

“Default Rate” means with respect to any Interest Period the sum of the LIBOR Rate for such Interest Period, plus the Margin Rate plus three hundred basis points (3.00%) per annum.

“Drag-Along Closing” shall have the meaning ascribed to such term in the Partnership Agreement.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Entity” means any sole proprietorship, partnership, joint venture, estate, trust, unincorporated organization, association, corporation, limited liability company, institution, bank, trust company or other entity, whether or not legal entities, or any Governmental Authority, agency or political subdivision.

“Equity Collateral” means the Partnership Interest owned or hereafter acquired by Borrower.

“Excess Cash Flow” means with respect to Borrower, for any applicable period of determination, an amount equal to (a) the aggregate revenues and receipts of any kind whatsoever received during such period by Borrower (including, without limitation, (i) the service fee revenue received from PlanCo during such period pursuant to the Network Sub Services Agreement, and (ii) any and all distributions and redemption, repurchase or liquidation proceeds received by Borrower from HoldCo, but excluding the subscription proceeds received by Borrower from any Person acquiring Stock in Borrower and excluding the amount of any Term Loan Advance and the amount of any borrowing under the Start-Up Loan Agreement for the repayment of the Initial Loan and Security Agreement Advance), less (b) the aggregate amount of Operating Expenses (other than interest) and Qualified Capital Expenditures paid by Borrower during such period (excluding the aggregate amount of depreciation, amortization and all other non-cash charges incurred by Borrower during such period), less (c) taxes paid by Borrower during such period (to the extent not already counted as Operating Expenses), less (d) all interest paid by Borrower during such period with respect to any Centene Indebtedness. For the avoidance of doubt, the repayment of the Initial Loan and Security Agreement Advance shall not reduce the amount of Excess Cash Flow, and the proceeds of borrowing under the Start-Up Loan Agreement to repay the Initial Loan and Security Agreement Advance shall not increase the amount of Excess Cash Flow.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FQHC Offering” shall have the meaning ascribed to such term in the Joint Venture Agreement.

“Governmental Authority” means any domestic or foreign federal, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Indebtedness” as to any Person means all obligations of such Person (i) for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money; (ii) evidenced by notes, bonds, debentures or other similar instruments; (iii) for the deferred purchase price of property or services; (iv) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person; (v) to reimburse any obligor on any letter of credit or similar credit transaction securing obligations of any Person; (vi) constituting a guarantee of any liabilities or obligations of any other Persons; (vii) secured by an Encumbrance on any of such Person’s assets; or (viii) all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Stock in such Person or any other Person or any warrants, rights or options to acquire such Stock; provided that the following shall be excluded from the definition of “Indebtedness”: (1) obligations to banks incurred in the ordinary course of business in the nature of overdraft protection for commercial operating accounts; (2) credit card accounts issued in the name of Borrower in the ordinary course of business used to pay Operating Expenses; and (3) equipment leases entered into in the ordinary course of business.

“Initial Loan and Security Agreement Advance” means a Reserve Funding Advance borrowed by Borrower under this Agreement in an amount equal to the Retained Net Offering Proceeds and used by Borrower for purposes of partially funding its Network Sub Monetary Contribution in accordance with the provisions of the Joint Venture Agreement.

“Insolvency Proceeding” means any proceeding commenced by or against any Person under any provision of the Bankruptcy Code or under any other state or federal bankruptcy or insolvency law, assignments for the benefit of creditors, receiverships, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

“Interest Period” means (a) initially, the period commencing on the First Advance Date and ending on the numerically corresponding day in the calendar month that is one (1) month thereafter, and (b) thereafter, each period commencing on the last day of the next preceding Interest Period and ending on the numerically corresponding day in the calendar month that is one (1) month thereafter; provided, that (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day; (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period; and (iii) no Interest Period shall extend beyond the Scheduled Maturity Date.

“Investor” shall have the meaning ascribed to such term in the Joint Venture Agreement.

“IT Assets” means telephones, routers, desktop computers, laptops, fixed and mobile computer storage devices, servers, network equipment, hardware, software, mobile and hand-held computing devices and other electronic and information technology assets.

“Joint Venture Agreement” means the Amended and Restated Joint Venture Agreement dated August 25, 2017, by and among NCMS, Borrower, Centene Sub and Lender.

“Law” means any statute, law, ordinance, regulation, rule, code, constitution, treaty, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Legal Proceeding” means any charge, dispute, action, claim (including any cross-claim or counter-claim), complaint, demand, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate or other legal proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“LIBOR Rate” means, with respect to any Interest Period, the London interbank offered rate for deposits in U.S. dollars having an index maturity of three (3) months as published in The Wall Street Journal one (1) Business Day prior to the commencement of such Interest Period, or, if such rate is not available in The Wall Street Journal on such date, then such rate as it appears on Reuters screen page “LIBOR0l” (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as reasonably determined in good faith by Lender) at approximately 11:00 a.m., London time, one (1) Business Day prior to the commencement of such Interest Period.

“Mandatory Put Triggering Event” shall have the meaning ascribed to such term in the Partnership Agreement.

“Margin Rate” means five hundred basis points (5.00%) per annum.

“NCDHB Contract” shall have the meaning ascribed to such term in the Joint Venture Agreement.

“NCMS” means the North Carolina Medical Society, a North Carolina non-profit corporation.

“NCMS Parties” means NCMS, Borrower and any of their respective Affiliates.

“Net Offering Proceeds” shall have the meaning ascribed to such term in the Joint Venture Agreement.

“Network Sub Monetary Contribution” shall have the meaning ascribed to such term in the Joint Venture Agreement.

“Network Sub Services Agreement” shall have the meaning ascribed to such term in the Joint Venture Agreement.

“Network Sub Services Agreement Receivables” means the accounts receivable payable to Borrower pursuant to the Network Sub Services Agreement.

“Obligations” means all present and future Indebtedness, duties, obligations, and liabilities of Borrower to Lender existing on the date of this Agreement or arising thereafter with respect to the Term Loans, whether arising or incurred under this Agreement or any other instruments at any time evidencing any of the foregoing.

“Operating Expenses” means the expenses properly and reasonably incurred by Borrower on a regular monthly or other periodic basis in connection with the operation and management of Borrower’s business creating, recruiting, building, developing, managing, operating and maintaining the Plan Network and otherwise performing its obligations under the Network Sub Services Agreement.

“Optional Put Triggering Event” shall have the meaning ascribed to such term in the Partnership Agreement.

“Order” means any injunction, order, writ, stipulation, award, decision, ruling, subpoena, verdict or decree entered, issued or made by or with any Governmental Authority having competent jurisdiction.

“Organizational Documents” means, as applicable, an Entity’s articles of incorporation, certificate of incorporation, certificate of designations, bylaws, certificate of formation, operating agreement, partnership certificate, partnership agreement, stockholders’ agreement or equivalent organizational or constituent documents.

“Partnership Interest” means the general partnership interest of Borrower in HoldCo including rights to receive distributions and voting rights.

“Permitted Encumbrances” means the transfer restrictions, put options, rights of first refusal and similar restrictions imposed upon the Partnership Interest pursuant to the Partnership Agreement.

“Person” means any natural individual or Entity.

“Plan Network” shall have the meaning ascribed to such term in the Joint Venture Agreement.

“PlanCo” means Carolina Complete Health, Inc., a North Carolina corporation.

“Proceeds” shall have the meaning set forth in Article 9 of the Code.

“Provider Shares” shall have the meaning ascribed to such term in the Joint Venture Agreement.

“Put Closing” shall have the meaning ascribed to such term in the Partnership Agreement.

“Put Transaction” means the occurrence of an Optional Put Triggering Event or a Mandatory Put Triggering Event, in each case, in accordance with the provisions of the Partnership Agreement.

“Qualified Capital Expenditures” means, to the extent reasonable and necessary for the maintenance and operation of Borrower’s business, Capital Expenditures by Borrower for (a) IT Assets; (b) furniture, fixtures and office equipment; and (c) alterations, replacements, modifications or additions to office space owned, leased, or sub-leased by Borrower. For the avoidance of doubt, Qualified Capital Expenditures do not include any Qualifying Contribution.

“Qualifying Contribution” means (a) for purposes of a Reserve Funding Advance, a Reserve Contribution; and (b) for purposes of a Cushion Advance (i) an Additional Contribution, or (ii) after Borrower having fully exhausted the Reserve Funding Commitment Amount, a Reserve Contribution.

“Reserve Contribution” shall have the meaning ascribed to such term in the Partnership Agreement.

“Retained Net Offering Proceeds” means the amount equal to fifty-five percent (55%) of the Net Offering Proceeds.

“Scheduled Maturity Date” means the date on which the principal amount of all Term Loan Advances made under the Term Loans, all accrued interest thereon and all other amounts payable under this Agreement shall be due and payable and, for purposes of this Agreement, shall be the fifth (5th) anniversary of the date on which the term of the initial NCDHB Contract, excluding any renewals or extensions thereof, expires or is terminated for any reason.

“Start-Up Loan Agreement” means that certain Second Amended and Restated Start-Up Loan and Security Agreement, dated August 25, 2017, by and between Borrower and Lender.

“Stock” means all shares, options, warrants, interests, participations, or other equivalents (regardless of how designated) of or in a Person, whether voting or nonvoting, including common stock, partnership interests, limited liability company interests, preferred stock, or any other “equity security” (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the SEC under the Securities Exchange Act of 1934, as in effect from time to time).

“Term Loan Advance” means an Advance by Lender to Borrower under the Term Loans.

“Termination Event” means the occurrence of any one of the following: (a) the termination of the Joint Venture Agreement in accordance with its terms; (b) the termination of any NCDHB Contract to which PlanCo is a party or by which it is bound in accordance with its terms; (c) the termination of the Partnership Agreement in accordance with its terms; (d) the failure of Lender or any of its Affiliates (including Centene Sub) to own any partnership interest in HoldCo; (e) the occurrence of a Borrower Change of Control; (f) the occurrence of a Put Transaction and/or the failure of Borrower or any of its Affiliates to own the Partnership Interest in HoldCo; or (g) the occurrence of a Change of Control with respect to PlanCo or HoldCo.

Section 1.2 Cross-Reference Table. The following terms shall have the meanings provided for such terms in the Sections set forth below:

TERM	SECTION
Agreement	Introduction
Annual Cash Flow Certificate	§6.1(a)
Annual Financial Statements	§6.1(a)
Borrower	Introduction
Borrowing Notice	§2.4(a)
Capital Contributions	Recitals
Centene Sub	Recitals
Cushion Advance	§2.3(b)
Cushion Advances	§2.3(b)
Cushion Commitment Amount	§2.3(a)
Cushion Loan	§2.3(a)
Dollars	§1.3(c)
Effective Date	Introduction
Estimated Cash Flow Certificate	§6.1(a)
Event of Default	§5.1
Excess Cash Flow Payment	§2.6(c)
First Advance Date	§2.5(a)
First Excess Cash Payment Date	§2.6(c)

TERM	SECTION
GAAP	§1.3(c)
HoldCo	Recitals
Lender	Introduction
Parties	Introduction
Partnership Agreement	Recitals
Party	Introduction
Requested Disbursement Date	§2.4(a)
Reserve Funding Advance	§2.2(b)
Reserve Funding Advances	§2.2(b)
Reserve Funding Commitment Amount	§2.2(a)
Reserve Funding Loan	§2.2(a)
Security Interest	§3.1
Term Loans	§2.3(a)
Total Facility	§2.1

Section 1.3 Certain References and Construction.

(a) All article, section, schedule and exhibit references used in this Agreement are to articles, sections, schedules and exhibits to this Agreement unless otherwise specified. The schedules and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.

(c) Terms defined in the singular have the corresponding meanings in the plural, and vice versa. Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The term “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. Both the word “Dollars” and the symbol “$” mean United States Dollars. Unless expressly otherwise defined, as used in this Agreement and in any financial statement, certificate, report or other document made or delivered pursuant hereto, accounting terms not otherwise defined herein, and accounting terms only partly defined herein, to the extent not defined, shall have the respective meanings given to them under United States generally accepted accounting principles, as consistently applied to the applicable Person (“GAAP”).

(d) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE II
THE LOANS

Section 2.1 Total Facility. Lender shall, upon fulfillment of all conditions precedent set forth in this Agreement and so long as no Event of Default exists which has not been waived or timely cured, make available for Borrower’s use from time to time prior to the Commitment Termination Date, upon Borrower’s request therefor, certain loans not to exceed the aggregate principal amount of Forty Million and no/100 Dollars ($40,000,000) (the “Total Facility”). The Total Facility shall be subject to all of the terms and conditions of this Agreement and shall consist of (a) the Reserve Funding Loan as provided in Section 2.2 of this Agreement; and (b) the Cushion Loan as provided in Section 2.3.

Section 2.2 Reserve Funding Loan.

(a) Loan Amount. Upon fulfillment of all conditions precedent set forth in this Agreement and so long as no Event of Default exists which has not been waived or timely cured, Lender agrees to provide Borrower with Reserve Funding Advances (collectively, the “Reserve Funding Loan”) in accordance with Section 2.2(b) of this Agreement; provided, however, that the aggregate amount thereof shall not exceed Thirty Million and no/100 Dollars ($30,000,000) (the “Reserve Funding Commitment Amount”).

(b) Multiple Advances. The Reserve Funding Loan provided by Lender under this Agreement shall be structured as a multiple advance term loan. Accordingly, subject to and upon the terms and conditions of this Agreement, from and after the Effective Date and continuing until the Commitment Termination Date, Lender agrees (subject to the fulfillment of all conditions precedent set forth in this Agreement and so long as no Event of Default exists which has not been waived or timely cured) to make Advances (collectively, the “Reserve Funding Advances” and each a “Reserve Funding Advance”) to Borrower for purposes of providing Borrower with (1) the Initial Loan and Security Agreement Advance; (2) repaying the Initial Loan and Security Agreement Advance as provided in Section 2.4(b); and (3) such other funds as are necessary to satisfy any Reserve Contributions required to be made by Borrower in accordance with the provisions of the Partnership Agreement. Notwithstanding the foregoing, (i) the aggregate amount of all Reserve Funding Advances made under this Section 2.2(b) shall not exceed the Reserve Funding Commitment Amount, and (ii) all such Reserve Funding Advances shall be repaid or prepaid in accordance with the provisions hereof, but once repaid or prepaid may not be reborrowed; provided, however, that the amount of the Initial Loan and Security Agreement Advance once fully paid or prepaid may be reborrowed a single time either in a single Advance or broken into multiple Advances. If the entire Reserve Funding Commitment Amount available to Borrower hereunder is not requested by Borrower prior to the Commitment Termination Date, then any principal amounts for which disbursement has not been requested by Borrower shall not be disbursed hereunder and Borrower shall not be liable for such non-disbursed amounts.

(c) Promissory Note. For purposes of evidencing the Reserve Funding Loan and the terms of repayment with respect thereto, the Reserve Funding Loan may, in Lender’s reasonable discretion, be evidenced by a promissory note in form and substance reasonably satisfactory to Lender. However, if the Reserve Funding Loan is not so evidenced, the Reserve Funding Loan may be evidenced solely by entries upon the books and records maintained by Lender in accordance with Section 2.4(c).

Section 2.3 Cushion Loan.

(a) Loan Amount. Upon fulfillment of all conditions precedent set forth in this Agreement and so long as no Event of Default exists which has not been waived or timely cured, Lender agrees to provide Borrower with Cushion Advances (collectively, the “Cushion Loan” and together with the Reserve Funding Loan, the “Term Loans”) in accordance with Section 2.3(b) of this Agreement; provided, however, that the aggregate amount thereof shall not exceed Ten Million and no/100 Dollars ($10,000,000) (the “Cushion Commitment Amount”).

(b) Multiple Advances. The Cushion Loan provided by Lender under this Agreement shall be structured as a multiple advance term loan. Accordingly, subject to and upon the terms and conditions of this Agreement, from and after the Effective Date and continuing until the Commitment Termination Date, Lender agrees (subject to the fulfillment of all conditions precedent set forth in this Agreement and so long as no Event of Default exists which has not been waived or timely cured) to make Advances (collectively, the “Cushion Advances” and each a “Cushion Advance”) to Borrower for purposes of providing Borrower with the funds necessary to satisfy any Additional Contribution required to be made by Borrower in accordance with the provisions of the Partnership Agreement. In addition to the foregoing, in the event that Borrower has fully exhausted the Reserve Funding Commitment Amount pursuant to the receipt of Reserve Funding Advances in accordance with Section 2.2 of this Agreement, Lender agrees to make Cushion Advances to Borrower for purposes of providing Borrower with the funds necessary to satisfy any additional Reserve Contributions required to be made by Borrower in accordance with the provisions of the Partnership Agreement. Notwithstanding the foregoing, (i) the aggregate amount of all Cushion Advances made under this Section 2.3(b) shall not exceed the Cushion Commitment Amount, and (ii) all such Cushion Advances shall be repaid or prepaid in accordance with the provisions hereof, but once repaid or prepaid may not be reborrowed. If the entire Cushion Commitment Amount available to Borrower hereunder is not requested by Borrower prior to the Commitment Termination Date, then any principal amounts for which disbursement has not been requested by Borrower shall not be disbursed hereunder and Borrower shall not be liable for such non-disbursed amounts.

(c) Promissory Note. For purposes of evidencing the Cushion Loan and the terms of repayment with respect thereto, the Cushion Loan may, in Lender’s reasonable discretion, be evidenced by a promissory note in form and substance reasonably satisfactory to Lender. However, if the Cushion Loan is not so evidenced, the Cushion Loan may be evidenced solely by entries upon the books and records maintained by Lender in accordance with Section 2.4(c).

Section 2.4 Borrowing Procedures.

(a) As a condition precedent to the disbursement of any Term Loan Advances hereunder, Borrower shall, at least seven (7) Business Days prior to the requested disbursement date, deliver to Lender a written notice (the “Borrowing Notice”) setting forth and certifying (i) that no Event of Default has occurred and is, as of the date of such Borrowing Notice, continuing; (ii) the amount of the requested Term Loan Advance and the Qualifying Contribution that such Term Loan Advance will be used to fund (together with reasonable evidence and supporting documentation thereof); (iii) the date on which Borrower requests the Term Loan Advance to be disbursed (the “Requested Disbursement Date”), provided that such date shall be no later than the date on which the Qualifying Contribution is to be made to HoldCo in accordance with the terms of the applicable Contribution Notice; and (iv) such additional information as Lender may reasonably request. Each such Borrowing Notice shall be deemed to repeat Borrower’s representations and warranties set forth in Article IV of this Agreement as of the date of such Borrowing Notice.

(b) Provided that each of the applicable conditions set forth in Section 2.8 of this Agreement are met, and except as provided in the last clause of this sentence, Lender will make the requested Term Loan Advance available by disbursing the applicable Term Loan Advance directly to HoldCo on behalf of Borrower on or prior to 3:00 p.m. (Eastern Time) on the Requested Disbursement Date.

(c)   Lender shall maintain one or more accounts or other records evidencing the Obligations of Borrower to Lender resulting from each Term Loan Advance made by Lender from time to time under the Term Loans, including the amounts of principal and interest payable and paid to Lender from time to time under this Agreement, and shall deliver a statement of such accounts to Borrower within ten (10) Business Days following the end of each fiscal quarter. The entries made in such accounts or records of Lender shall be prima facie evidence of the existence and amounts of the Obligations of Borrower therein recorded; provided, however, that the failure of Lender to maintain any such accounts or records, or any error therein, shall not in any manner affect the absolute and unconditional obligation of Borrower to repay (with applicable interest) the Term Loans made to Borrower in accordance with the provisions of this Agreement.

Section 2.5 Interest.

(a) Commencing as of the date on which the first Term Loan Advance is made hereunder (the “First Advance Date”) and continuing until the Term Loans have been repaid in full, whether at maturity, upon acceleration, by prepayment or otherwise, the aggregate unpaid principal amount of all Term Loan Advances outstanding from time to time under the Term Loans shall bear interest for each Interest Period at a rate per annum equal to the sum of (i) the LIBOR Rate for such Interest Period, plus (ii) the Margin Rate. Interest shall be computed on the basis of a year of three hundred sixty-five (365) days and actual days elapsed, and shall be payable as provided in Section 2.6 of this Agreement. If any amount payable hereunder is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such overdue amount shall bear interest at the Default Rate from the date of such non-payment until such amount is paid in full. Each determination by Lender of an applicable interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b) In no event whatsoever shall the rate of interest paid by Borrower under this Agreement exceed the maximum amount permissible under any Law that a court of competent jurisdiction shall, in a final determination, deem applicable hereto. In the event that such a court determines that Lender has received interest hereunder in excess of the maximum rate permitted by any such Law, (i) Lender shall apply the excess amount of interest paid by Borrower to any unpaid principal owed by Borrower to Lender, or, if the amount of such excess exceeds the unpaid balance of such principal, Lender shall promptly refund such excess interest to Borrower; and (ii) the provisions hereof shall be deemed amended to provide for such permissible rate.

Section 2.6 Repayment; Prepayment.

(a) Terms of Repayment. Subject to the additional terms of repayment set forth in this Section 2.6, the outstanding principal amount of all Term Loan Advances made under the Term Loans and all accrued but unpaid interest thereon shall be due and payable on the Scheduled Maturity Date.  Whenever any payment to be made hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day; provided, however, that such extension will not be taken into account in calculating the amount payable on such date.

(b) Interest Payments. Payments of accrued interest on the aggregate unpaid principal amount of all Term Loan Advances outstanding from time to time under the Term Loans shall be due and payable quarterly in arrears, commencing on the first (1st) Business Day of the fiscal quarter immediately following the First Advance Date and then on the first (1st) Business Day of each succeeding fiscal quarter thereafter until the Scheduled Maturity Date.

(c) Excess Cash Flow Payments.

(i) In addition to the interest payments, no later than forty-five days (45) after the end of the first full fiscal quarter following the First Advance Date (the “First Excess Cash Payment Date”), and no later than forty-five days (45) after the end of each fiscal quarter thereafter until the later of the Scheduled Maturity Date and the date all Obligations have been repaid to Lender in full, Borrower shall remit to Lender with respect to each fiscal quarter of each fiscal year, a payment equal to (A) sixty percent (60%) of the estimated Excess Cash Flow for such quarter, as set forth on the Estimated Cash Flow Certificate for such quarter delivered to Lender in accordance with Section 6.1(a)(ii), minus (B) the amount payable by Borrower to Lender for the same fiscal quarter pursuant to Section 2.6(c)(i) of the Start-Up Loan Agreement, and minus (C) any voluntary principal prepayment of Centene Indebtedness made during such fiscal quarter.

(ii) Borrower’s total Excess Cash Flow for each fiscal year shall be recalculated based upon the Annual Financial Statements delivered to Lender pursuant to the provisions of this Agreement. If, following the delivery of the Annual Financial Statements and the Annual Cash Flow Certificate, any such recalculation evidences an underpayment with respect to the aggregate amount of payments made by Borrower in accordance with Section 2.6(c)(i) (each such payment, an “Excess Cash Flow Payment”) for such fiscal year as compared to the remainder of (A) sixty percent (60%) of Borrower’s actual total Excess Cash Flow for such fiscal year, minus (B) the amount payable by Borrower to Lender for the same fiscal year pursuant to Section 2.6(c)(ii) of the Start-Up Loan Agreement, and minus (C) any voluntary principal prepayment of Centene Indebtedness made during such fiscal year, Borrower shall, within thirty (30) days of Lender’s request, remit to Lender an amount equal to such underpayment. However, if any such recalculation evidences an overpayment with respect to the aggregate Excess Cash Flow Payments made by Borrower during such fiscal year as compared to the remainder of (A) sixty percent (60%) of Borrower’s actual total Excess Cash Flow for such fiscal year, minus (B) the amount payable by Borrower to Lender for the same fiscal year pursuant to Section 2.6(c)(ii) of the Start-Up Loan Agreement, and minus (C) any voluntary principal prepayment of Centene Indebtedness made during such fiscal year, Borrower may, upon notice to Lender, elect to reduce its next Excess Cash Flow Payment due by the amount of such overpayment until the entire overpayment has been applied in full.

(iii) One hundred percent (100%) of payments received by Lender pursuant to this Section 2.6(c) shall be applied to the reduction of the outstanding principal balance of the Centene Indebtedness. The computations made and amounts payable under this Section 2.6(c) shall be adjusted to account for any partial fiscal year in which the First Excess Cash Payment Date or the Scheduled Maturity Date occurs.

(iv) In addition to the quarterly estimated Excess Cash Flow Payments under Section 2.6(c)(i), in the event of the occurrence of a Drag-Along Closing under Section 5.4 of the Partnership Agreement or the occurrence of a Put Closing under Section 5.5 of the Partnership Agreement, Borrower shall calculate and remit to Lender an additional Excess Cash Flow Payment (to the extent that all amounts of principal and interest otherwise due and payable to Lender hereunder have not otherwise been paid in full) in respect of Borrower’s Excess Cash Flow for the period between the date immediately following the last day of the fiscal quarter with respect to which the most recent Excess Cash Flow Payment was made and the date of the Drag-Along Closing or the Put Closing, as applicable.

(d) Prepayments. Upon written notice to Lender, Borrower may prepay the Term Loans in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid.

(e) Mandatory Prepayments. Borrower shall be required to make such payments to Lender as shall be required in accordance with Section 5.2(b), Section 5.3(f), Section 5.4(f) and Section 5.5(d) of the Partnership Agreement (as applicable).

(f) Application and Manner of Payment. Except as otherwise expressly provided herein, all payments by Borrower to Lender hereunder shall be made as directed by Lender and shall be applied (i) first, to reimbursable fees, late charges, costs and expenses payable by Borrower under this Agreement, (ii) second, to accrued interest and (iii) the remainder, if any, to principal.

(g) Rescission of Payments. If at any time any payment made by Borrower under this Agreement shall be rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of Borrower or otherwise, Borrower's obligation to make such payment shall be reinstated as though such payment had not been made.

Section 2.7 NCMS Not A Guarantor. The Lender hereby acknowledges and agrees that Borrower is solely responsible for the repayment of the Obligations, and NCMS is not a guarantor of the payment of the Obligations of Borrower under this Agreement.

Section 2.8 Conditions Precedent. The obligation of Lender to make any Term Loan Advances to Borrower pursuant to this Agreement is subject to the fulfillment and/or waiver by Lender of each of the following conditions precedent: (a) the representations and warranties of Borrower set forth in Article IV of this Agreement shall be true and correct in all material respects; (b) no Event of Default shall have occurred and be continuing; (c) Lender shall have received a complete and fully executed Borrowing Notice; and (d) the proceeds of the Term Loan Advance shall be used solely for such purposes as are permitted in accordance with Section 2.2 and Section 2.3 of this Agreement.

ARTICLE III
SECURITY INTEREST

Section 3.1 Grant of Security Interest. Borrower hereby unconditionally grants, assigns, and pledges to Lender, as security for the payment and performance of the Obligations (whether now existing or hereafter arising), a continuing first priority lien and security interest in all of Borrower’s right, title and interest in and to the Collateral (hereinafter referred to as the “Security Interest”). Without limiting the generality of the foregoing, the Security Interest granted to Lender hereunder secures the payment of all amounts which constitute part of the Obligations and would be owed by Borrower to Lender, but for the fact that they are unenforceable or not allowable (in whole or in part) as a claim in an Insolvency Proceeding involving Borrower.

Section 3.2 Perfection of Security Interest and Further Assurances.

(a) Further Assurances. Borrower shall, upon Lender’s reasonable request, at any time and from time to time, authenticate, execute and deliver to Lender such financing statements, documents and other agreements and instruments and do such other acts and things or cause third parties to do such other acts and things as Lender may deem necessary or desirable in its reasonable discretion in order to establish and maintain a valid, attached and perfected security interest in the Collateral in favor of Lender (free and clear of all other Encumbrances (other than Permitted Encumbrances)) to secure payment of the Obligations, and in order to facilitate the collection of the Collateral. Accordingly, during the existence of an Event of Default, Borrower irrevocably hereby makes, constitutes and appoints Lender as Borrower's true and lawful attorney and agent-in-fact to execute and file such financing statements, documents and other agreements and instruments and do such other acts and things as may be necessary to preserve and perfect Lender’s Security Interest.

(b) Financing Statements. Borrower hereby irrevocably authorizes Lender at any time and from time to time to file in any relevant jurisdiction any financing statements and amendments thereto that contain the information required by Article 9 of the Code of each applicable jurisdiction for the filing of any financing statement relating to the Collateral, including any financing or continuation statements or other documents for the purpose of perfecting, confirming, continuing, enforcing or protecting the Security Interest, without the signature of Borrower.

Section 3.3 Security Interest Absolute. Borrower hereby waives demand, notice, protest, notice of acceptance of this Agreement, notice of loans made, credit extended, Collateral received or delivered or other action taken in reliance hereon and all other demands and notices of any description. All rights of Lender, the Security Interest and all Obligations of Borrower hereunder, shall be absolute and unconditional irrespective of (a) any change in the time, place or manner of payment of, or in any other term of, the Obligations, or any rescission, waiver, amendment or other modification of this Agreement; (b) any manner of sale, disposition or application of proceeds of any Collateral to all or part of the Obligations; (c) any default, failure or delay, willful or otherwise, in the performance of the Obligations; or (d) any defense, set-off or counterclaim (other than a defense of payment or performance) that may at any time be available to, or be asserted by, Borrower against Lender.

Section 3.4 Claims. Borrower shall, at its own cost and expense, defend title to the Collateral and the Security Interest granted to Lender with respect thereto against all claims and demands of all Persons at any time claiming any interest therein adverse to Lender. Except for this Agreement, the Start-Up Loan Agreement and the Partnership Agreement, there is no agreement, order, judgment or decree, and Borrower shall not enter into any agreement or take any other action, that could reasonably be expected to restrict the transferability of any of the Collateral or otherwise impair or conflict with Borrower’s obligations or the rights of Lender hereunder.

Section 3.5 Termination of Security Interest. On the date on which all Obligations have been paid and performed in full, Lender’s Security Interest shall automatically terminate, and Lender will, at the request and sole expense of Borrower, execute and deliver to Borrower a proper instrument or instruments acknowledging the satisfaction and termination of Lender’s Security Interest. The Lender will, at the request and sole expense of Borrower, in connection with any permitted lease or disposition of assets or property by Borrower, execute and deliver to Borrower a proper instrument or instruments acknowledging the subordination or release of Lender’s Security Interest related thereto.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Borrower hereby represents and warrants to Lender, as of the date of this Agreement and as of the date any Borrowing Notice shall be submitted to Lender in accordance with Section 2.4 of this Agreement, as follows:

Section 4.1 Organization and Qualification. Borrower is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.

Section 4.2 Power and Authority. Borrower has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Borrower of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of Borrower.

Section 4.3 Enforceability. This Agreement has been duly executed and delivered by Borrower and, assuming the due authorization, execution and delivery by Lender, this Agreement constitutes a legal, valid and binding obligation of Borrower, enforceable against Borrower in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.4 Noncontravention. The execution, delivery and performance by Borrower of this Agreement and the consummation of the transactions contemplated hereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Borrower or any provision of any Law or Order applicable to Borrower; (b) result in or require the creation or imposition of any Encumbrance upon any assets Borrower (excluding the Security Interest); or (c) require the consent or authorization of, filing with, notice to or other act by, or in respect of, any Governmental Authority or any other Person, other than consents or approvals that have been previously obtained and that are still in force and effect.

Section 4.5 Litigation; Compliance with Laws. No Legal Proceeding is pending or, to the knowledge of Borrower, threatened by or against Borrower or any of its property or assets with respect to this Agreement or any of the transactions contemplated hereby. Borrower is in material compliance with all Laws and Orders applicable to it, the conduct of its business and the use and/or ownership of its assets.

ARTICLE V
DEFAULT

Section 5.1 Events of Default. Any one or more of the following events shall constitute an event of default (each an “Event of Default”) under this Agreement:

(a) the failure of Borrower to pay when due and payable, or when declared due and payable in accordance with the provisions of this Agreement, all or any portion of the Obligations and such failure continues for ten (10) days after written notice thereof to Borrower;

(b) the failure of Borrower to pay any principal or interest due in respect of any Centene Indebtedness (excluding the Obligations) when due and such failure continues after the applicable grace period, if any, specified in the agreement or instrument relating to such Centene Indebtedness;

(c) any representation, warranty, certification or other statement of fact made or deemed made by Borrower herein or in any certificate, document, report, financial statement or other document furnished by or on behalf of Borrower under or in connection with this Agreement, proves to have been false or misleading in any material respect (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality) as of the date made or deemed made;

(d) Borrower fails to perform or observe any covenant, term, condition or agreement contained in this Agreement (other than as provided in subsections (a) and (b) of this Section 5.1) and such failure continues unremedied for a period of thirty (30) days after written notice thereof to Borrower from Lender;

(e) Borrower fails to perform or observe any other covenant, term, condition or agreement relating to any Centene Indebtedness (excluding the Obligations) or contained in any instrument or agreement evidencing or relating thereto, or any other event occurs or condition exists, the effect of which failure or other event or condition is to cause, or to permit the holder or beneficiary of such Centene Indebtedness to cause, with the giving of notice, if required, such Centene Indebtedness to become due prior to its stated maturity;

(f) an Insolvency Proceeding is commenced by Borrower; or

(g) an Insolvency Proceeding is commenced against Borrower and any of the following events occur: (i) Borrower consents to the institution of such Insolvency Proceeding against it; (ii) the petition commencing the Insolvency Proceeding is not timely controverted; (iii) the petition commencing the Insolvency Proceeding is not dismissed within sixty (60) calendar days of the date of the filing thereof; (iv) an interim trustee is appointed to take possession of all or any substantial portion of the properties or assets of, or to operate all or any substantial portion of the business of Borrower; or (v) an order for relief shall have been issued or entered therein.

Section 5.2 Remedies of Lender. Upon the occurrence and during the continuation of an Event of Default, Lender may with notice (provided that no such notice shall be required with respect to Events of Default under Section 5.1(f) or Section 5.1(g)), in addition to any other rights or remedies provided for hereunder or by applicable Law, do any one or more of the following:

(a) by written notice to Borrower, declare the Obligations immediately due and payable, whereupon the same shall become and be immediately due and payable and Borrower shall be obligated to repay all of such Obligations in full, without presentment, demand, protest, or further notice or other requirements of any kind, all of which are hereby expressly waived by Borrower;

(b) by written notice to Borrower, declare the obligation of Lender to make Term Loan Advances under this Agreement terminated, whereupon such obligations shall immediately be terminated; and

(c) exercise in respect of the Collateral, in addition to all other rights and remedies provided for herein or otherwise available to it, all the rights and remedies of a secured party on default under the Code or any other applicable Law, including, without limitation, any and all rights of Borrower to demand or otherwise require payment of any amount under the Collateral provided, however, that in the event the proceeds of Collateral are insufficient to satisfy all of the Obligations in full, Borrower shall remain liable for any such deficiency.

Section 5.3 Lender Appointed Attorney in Fact. Borrower hereby irrevocably appoints Lender as its attorney-in-fact, with full authority in the place and stead of Borrower and in the name of Borrower, at such time as an Event of Default has occurred and is continuing, to take any action and to execute any instrument which Lender may reasonably deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to file any claims or take any action or institute any proceedings which Lender may deem necessary or desirable for the collection of any of the Collateral or otherwise to enforce the rights of Lender with respect to any of the Collateral. To the extent permitted by Law, Borrower hereby ratifies all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof. This power of attorney is coupled with an interest and shall be irrevocable until all Obligations have been repaid in full.

Section 5.4 Remedies are Cumulative. The rights and remedies of Lender under this Agreement shall be cumulative and concurrent and shall not be exclusive of any other rights, remedies, powers and privileges provided under the Code, at Law, or in equity. Such remedies may be pursued singularly, successively or together, at the sole discretion of Lender, and may be exercised as often as occasion therefor shall arise. No exercise by Lender of any one right or remedy shall be deemed an election, and no waiver by Lender of any Event of Default shall be deemed a continuing waiver. No delay by Lender shall constitute a waiver, election, or acquiescence by it.

Section 5.5 Enforcement Expenses. Borrower shall pay and/or reimburse Lender immediately upon demand for all reasonable out-of-pocket costs, expenses and fees (including reasonable attorney fees and expenses) incurred by Lender in connection with the enforcement of Lender’s rights under this Agreement.

Section 5.6 Crediting of Payment and Proceeds. In the event that the Obligations have been accelerated pursuant to this Article V or Lender has exercised any remedy set forth in this Agreement or in the event an Event of Default has occurred and is continuing, all payments received by Lender in respect of the Obligations and all net proceeds from the enforcement of the Obligations shall be applied to the Obligations in such manner as Lender shall determine in its discretion and, thereafter, to Borrower or such other Person entitled thereto under applicable Law.

ARTICLE VI
COVENANTS

Section 6.1 Affirmative Covenants. Borrower covenants and agrees that, until payment in full of the Obligations, Borrower shall comply with each of the following:

(a) Records; Inspections.

(i) No later than forty-five (45) days following the end of each fiscal quarter, provide Lender with a statement, certified by the chief financial officer of Borrower and setting forth Borrower’s good faith estimate of the Excess Cash Flow for such fiscal quarter (the “Estimated Cash Flow Certificate”).

(ii) No later than one hundred twenty (120) days following the end of each fiscal year of Borrower, provide Lender with a copy of the annual audit report of Borrower for such year including a copy of the audited balance sheet of Borrower as of the end of such year and the related audited statements of income and cash flows for such year, as prepared by an independent certified public accounting firm (the “Annual Financial Statements”). Concurrently with the delivery of the Annual Financial Statements and based upon the information set forth therein, Borrower shall provide Lender with a statement, certified by the chief financial officer of Borrower and setting forth the Excess Cash Flow for the entire prior fiscal year as a whole (the “Annual Cash Flow Certificate”).

(b) Existence. Preserve, renew and maintain in full force and effect its corporate and/or organizational existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business.

(c) Maintenance of Collateral. Borrower shall keep and maintain at its own cost and expense complete records of all Collateral, including records of all payments received, all credits granted on and all other documentation relating to, in each case, the Network Sub Services Agreement Receivables. Borrower shall, upon Lender’s demand made at any time after the occurrence and during the continuance of any Event of Default, deliver copies of all tangible evidence of the Network Sub Services Agreement Receivables, including copies of all documents evidencing the Network Sub Services Agreement Receivables and any books and records relating thereto to Lender.

(d) Further Assurances. Promptly upon the request of Lender, do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, assignments, financing statements and continuations thereof, termination statements, notices of assignments, transfers, certificates, assurances and other instruments as Lender may reasonably require from time to time in order to (i) carry out more effectively the purposes of this Agreement; (ii) perfect and maintain the validity, effectiveness and priority of the Security Interest created hereunder; and (iii) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto Lender, the rights granted or now or hereafter intended to be granted to Lender under this Agreement or under any other instruments executed in connection herewith.

Section 6.2 Negative Covenants. Borrower covenants and agrees that, until payment in full of the Obligations, Borrower shall not do any of the following:

(a) No Transfer; Liens. Sell, offer to sell, dispose of, convey, assign or otherwise transfer, or grant any option with respect to, restrict, or create, incur, assume, or suffer to exist, directly or indirectly, any Encumbrances (other than Permitted Encumbrances) on or with respect to, any of the Collateral or any interest therein.

(b) Use of Proceeds. Use the proceeds of any Term Loan Advance made under this Agreement for any purpose other than for repaying the Initial Loan and Security Agreement Advance or making the Qualifying Contribution to which such Term Loan Advance relates.

(c) Limitation on Indebtedness. Create, incur, assume, permit to exist or otherwise become liable with respect to any Indebtedness, except any Centene Indebtedness. This provision does not prohibit a lien created in connection with an equipment lease entered into in the ordinary course of business.

(d) Limitation on Investments. Make any advance, loan, extension of credit (by way of guaranty or otherwise) or capital contribution to, or purchase, hold or acquire any Stock, bonds, notes, debentures or other debt securities of, or any assets constituting a business unit of, or make any other investment in, any Person, except pursuant to and in connection with the Approved Acquisition. This provision does not prohibit (i) the investment by Borrower of its surplus funds in publicly-traded equity securities representing less than one percent (1%) of the Stock of a Person, publicly-traded debt securities, publicly-traded mutual funds or other similar portfolio investments; or (ii) commercially reasonable relocation loans or similar assistance provided as part of an executive recruitment package.

(e) Fundamental Changes. Except for the Approved Acquisition:

(i) Enter into any merger, consolidation, reorganization, or recapitalization;

(ii) Liquidate, wind up, or dissolve itself (or suffer any liquidation or dissolution);

(iii) Form or acquire any direct or indirect subsidiary without the prior written consent of Lender which may be given or withheld in Lender’s sole discretion; or

(iv) Cause, permit, or suffer, directly or indirectly, any Borrower Change of Control.

(f) Change Name. Change the name, organizational identification number, state of organization, organizational identity or “location” of Borrower for purposes of Section 9-307 of the Code.

(g) Article 8 of the Code. Take any action to designate the Partnership Interest as a security for purposes of Section 8-103(c) of the Code.

ARTICLE VII
MISCELLANEOUS

Section 7.1 Entire Agreement. This Agreement constitutes the final agreement between the Parties and the complete and exclusive expression of the Parties’ agreement on the matters contained herein. All prior and contemporaneous negotiations, agreements, understandings, representations and warranties, both written and oral, between the Parties on the matters contained herein are expressly merged into and superseded by this Agreement.

Section 7.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier, (c) on the date sent by telecopy, electronic transmission or other similar means (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.2):

If to Borrower:	Carolina Complete Health Network, Inc.
c/o North Carolina Medical Society
P.O. Box 27167
Raleigh, NC 27611
Attention:	Jeffrey W. Runge, M.D.
Chief Executive Officer and President
jrunge@cch-network.com

with a copy to:	Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Wells Fargo Capitol Center
150 Fayetteville Street, Suite 2300
Raleigh, North Carolina 27601
Attention:	Margaret N. Rosenfeld
mrosenfeld@smithlaw.com

If to Lender:	Centene Corporation
Centene Plaza
7700 Forsyth Boulevard
St. Louis, Missouri 63105
Attention:	Brent D. Layton
Executive Vice President, Chief Business Development Officer
blayton@centene.com

with a copy to:	Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
Attention:	David M. Harris, Esq.
dmh@greensfelder.com

Section 7.3 Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon any such determination that any term or other provision is invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 7.4 Assignment. No Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, Lender shall be permitted to assign any of its rights and obligations hereunder to any of its Affiliates; provided, however, that prior to the Commitment Termination Date, any such Affiliate of Lender shall be required to produce evidence reasonably satisfactory to Borrower of such Affiliate’s financial capacity to perform the obligations of Lender under this Agreement. Any purported assignment or delegation in violation of this Section 7.4 shall be null and void. Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 7.5 No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.6 Amendments and Waivers. This Agreement may not be amended, supplemented or modified except by an instrument in writing signed by each Party. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective, unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

Section 7.7 Governing Law. This Agreement and the transactions contemplated hereby shall be governed by and interpreted and enforced in accordance with the Laws of the State of Missouri, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Missouri or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Missouri.

Section 7.8 Consent to Jurisdiction. Each of the Parties irrevocably and unconditionally (i) submits to the exclusive jurisdiction of any state or federal court located the City of St. Louis, Missouri or St. Louis County, Missouri in any Legal Proceeding arising out of or relating to this Agreement and agrees that all claims in respect of any such Legal Proceeding may be heard and determined in such courts; (ii) consents that any such Legal Proceeding may and shall be brought in such courts and waives any objection that it may now or hereafter have to the venue or jurisdiction of any such Legal Proceeding in such court or that such court is an inconvenient forum for the Legal Proceeding and agrees not to assert, plead or claim the same; (iii) agrees that the final judgment of such court shall be enforceable in any court having jurisdiction over the relevant party or any of its assets; and (iv) agrees that service of process in any such Legal Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Party at its address as provided in Section 7.2.

Section 7.9 Waiver of Jury Trial. To the extent not prohibited by Law which cannot be waived, each of the Parties hereto hereby waives and covenants that it shall not assert (whether as plaintiff, defendant or otherwise) any right to trial by jury in any forum in respect of any Legal Proceeding arising out of or based upon this Agreement or in any way connected with or related or incidental to the transactions contemplated hereby. Any Party hereto may file an original counterpart or a copy of this Section 7.9 with any court as written evidence of the consent of each such Party to the waiver of its right to trial by jury. Each Party certifies and acknowledges that (i) no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each Party understands and has considered the implications of this waiver, (iii) each Party makes this waiver voluntarily, and (iv) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.9.

Section 7.10 Joint Participation. The Parties hereto have participated jointly in drafting and negotiating this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party hereto by virtue of the authorship of any provision hereof.

Section 7.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

*     *     *     *

IN WITNESS WHEREOF, the Parties hereto have duly executed this Agreement as of the date first written above.

BORROWER:

CAROLINA COMPLETE HEALTH NETWORK, INC.

By:
Name:	Jeffrey W. Runge, M.D.
Title:	Chief Executive Officer and President

LENDER:

CENTENE CORPORATION

By:
Name:	Michael F. Neidorff
Title:	Chairman, President and Chief Executive Officer

Signature Page to Loan and Security Agreement

(Network Sub Loan Agreement)